Maywood Acquisition Corp.

418 Broadway, #6441

Albany, NY 12207

February 10, 2025

VIA EDGAR

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Maywood Acquisition Corp.
Registration Statement on Form S-1 File No. 333-284082

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Maywood Acquisition Corp. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 4:00 p.m., Eastern Time, on February 12, 2025 or as soon thereafter as practicable.

Sincerely, MAYWOOD ACQUISITION CORP.

/s/ Zikang Wu
Zikang Wu Chief Executive Officer